New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel 852 2533 3388 fax	William F. Barron* Bonnie Chan* Karen Chan† Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers† Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

December 10, 2018

Re:	Tencent Music Entertainment Group (CIK No. 0001744676)

Registration Statement on Form F-1

Ms. Kathleen Krebs

Mr. William Mastrianna

Mr. Terry French

Ms. Claire Delabar

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Krebs, Mr. Mastrianna, Mr. French, and Ms. Delabar:

On behalf of our client, Tencent Music Entertainment Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

In response to the Staff’s oral comment with respect to Note 25 on page F-103 of the Registration Statement, the Company respectfully advise the Staff that the purchase price of the acquisition presented on page F-103 consists of a fixed consideration in cash equal to RMB1,200 million with a variable consideration of up to RMB400 million which is contingent upon certain operating performance index of the acquiree company after its acquisition. The Company concludes that this acquisition will not trigger any disclosure obligations under Rule 3-05 based on the historical financial information of the acquiree company. In addition, in preparing the revised disclosure in Note 25 on page F-103, the Company applied 5% of its unaudited consolidated total assets as of September 30, 2018 as materiality for disclosure and considered that the acquisition is not material accordingly. Please refer to the revised disclosures on pages F-71 and F-103 of the Registration Statement.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	December 10, 2018

In addition, the Company has made additional disclosure regarding certain legal proceedings which the Company has recently been made aware of. Please refer to the revised disclosure on pages 37, 160, F-71, F-72, F-103 and F-104 of the Registration Statement.

Except for the above-mentioned changes, the other disclosure in the registration statement filed with the Commission on December 3, 2018 remains the same.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on December 3, 2018.

The Company has filed the joint acceleration requests on December 7, 2018 to request that the Registration Statement be declared effective at 4:30 p.m. Eastern Time on December 11, 2018. The Company would greatly appreciate your continuing assistance and support in meeting this timetable.

*            *             *            *

Securities and Exchange Commission	3	December 10, 2018

If you have any questions regarding this filing, please contact James C. Lin at +852 2533-3368 (james.lin@davispolk.com) or Li He at +852 2533-3306 (li.he@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He

Li He

cc:	Mr. Cussion Kar Shun Pang, Chief Executive Officer

Ms. Min Hu, Chief Financial Officer

Mr. Cheuk Tung Tony Yip, Chief Strategy Officer

Tencent Music Entertainment Group

Ms. Z. Julie Gao, Esq., Partner

Mr. Will H. Cai, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Ms. Shirley Yeung, Partner

PricewaterhouseCoopers Zhong Tian LLP